UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 1, 2016

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 1 August 2016 – On 29 April 2016, Novo Nordisk initiated a share repurc hase programme under the provisions of the European Commissio n’s regulation no. 2273/2003 of 22 December 2003 and in accordance with Article 5 of Regulation No. 596/2014 of the European Parliament and Council of 16 April 2014 (MAR), also referred to as the Safe Harbour rules. This programme is part of the overall share repurc hase programme of up to DKK 14 billion to be executed during a 12-month period beginning 3 February 2016.

Under the programme initiated 29 April 2016, Novo Nordisk will repurc hase B shares for an amount up to DKK 3.5 billion in the period from 29 April 2016 to 3 August 2016.

Since the announcement as of 25 July 2016, the following transactions have been made under the programme:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	8,540,000		3,085,661,707
25 July 2016	145,000	373.89	54,213,396
26 July 2016	125,000	379.38	47,422,167
27 July 2016	135,000	379.19	51,191,063
28 July 2016	135,000	380.51	51,369,361
29 July 2016	140,000	378.72	53,020,136

Accumulated under the programme	9,220,000		3,342,877,829

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

With the transactions stated above, Novo Nordisk owns a total of 21,297,645 B shares of DKK 0.20, corresponding to 0.8% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,550,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 14 billion during a 12-month period beginning 3 February 2016. As of 29 July 2016, Novo Nordisk has repurchased a total of 19,366,000 B shares equal to a transaction value of DKK 6,972,432,555.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 41,600 people in 75 countries and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Anne Margrethe Hauge	+45 3079 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 53 / 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 1, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer